WF International Limited

No. 1110, 11th Floor, Unit 1, Building 7

No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

+86 (28) 86210882

September 30, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attention:	Pearlyne Paulemon

Re:	WF International Limited (CIK No. 0001979610)
Registration Statement on Form F-1, as amended
Initially Filed on September 30, 2025
File No. 333-290595

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, WF International Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on October 6, 2025, or as soon thereafter as practicable.

Very truly yours,

WF International Limited

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer